Filed by Federal Street Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Agiliti, Inc. (SEC File No. 132-02824)

Commission File No. for the Related Registration Statement: 333-226975

The following press release was issued by Universal Hospital Services, Inc., a subsidiary of UHS Holdco, Inc., on November 27, 2018.

UNIVERSAL HOSPITAL SERVICES TO BECOME AGILITI ON DECEMBER 3

MINNEAPOLIS—(BUSINESS WIRE)—Nov 27, 2018—Universal Hospital Services, Inc. (“UHS” or the “Company”) a leading, nationwide provider of healthcare technology management and service solutions, announced today that UHS will launch its new name and brand identity on Monday, December 3. The Company will be known as Agiliti, reflecting its comprehensive offerings that enable safer and more efficient medical equipment management processes for healthcare providers.

“Agiliti is a new name for a known and trusted leader in healthcare services,” said Tom Leonard, Chief Executive Officer of UHS, soon to be Agiliti. “We are proud to serve more than 7,000 customers with an end-to-end solution called Equipment Value Management that helps providers reduce the cost and complexity of owning and maintaining medical equipment, streamline operating workflows, and free clinicians to spend more time with patients. Agiliti represents our shared team belief that every interaction has the power to change a life—a promise demonstrated in our everyday approach to serving customers and their patients.”

UHS was originally founded in Minneapolis in 1939 as the ABC Oxygen Tent Rental Company, and subsequently renamed Universal Hospital Services, Inc. in 1969. Today, the Company delivers services that include on-demand medical equipment rental, biomedical equipment repair, testing and maintenance, and the full-service onsite management of equipment within healthcare facilities. Headquartered in Minneapolis, its more than 3,000 employees operate through a network of 86 local market service and repair centers and five biomedical maintenance and repair Centers of Excellence.

“The name Agiliti celebrates our 80-year history of round-the-clock service to healthcare providers, powered by a nationwide logistics and repair network of highly trained technicians who rapidly respond to customer needs with an integrated solution for the management and maintenance of medical equipment,” said Tom Leonard. “With Agiliti, providers are assured the patient-ready technology and equipment they need, when and where needed, with the confidence it is maintained to the highest industry standard.”

On August 13, 2018, Federal Street Acquisition Corp. (NASDAQ: FSACU, FSAC, FSACW) (“FSAC”), a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., and UHS Holdco, Inc., the holding company of UHS and a portfolio company of Irving Place Capital Management, L.P., announced that they had entered into a definitive merger agreement. Under the terms of the merger agreement, FSAC and UHS will combine under a new holding company named Agiliti, Inc., which has applied to have its common stock and warrants listed on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively. Completion of the transaction is subject to customary and other closing conditions, including FSAC stockholder approval.

Beginning Monday, December 3, information on the Company can be found at www.agilitihealth.com.

About Universal Hospital Services, Inc.

Universal Hospital Services, Inc. is a leading nationwide provider of healthcare technology management and service solutions to the healthcare industry. The Company owns or manages more than 800,000 units of medical equipment for approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the U.S. For nearly eight decades, UHS has delivered medical equipment management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes. On December 3, the Company will introduce its new brand name, Agiliti. More information is available at www.uhs.com or at www.agilitihealth.com beginning December 3.

About Agiliti, Inc.

Upon closing of the transaction, FSAC and UHS Holdco, Inc. will combine under a new holding company to be named Agiliti, Inc., which has applied to list its common stock and warrants on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively.

About Federal Street Acquisition Corp.

Federal Street Acquisition Corp. is a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination with one or more businesses.

Forward-looking Statements

This press release includes forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the definitive proxy statement/prospectus filed by FSAC with the Securities and Exchange Commission (“SEC”) and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as well as FSAC’s and UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and costs related to the proposed business combination. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers.

None of FSAC, UHS or Agiliti undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Transaction and Where to Find It

FSAC filed a definitive proxy statement/prospectus with the SEC on October 10, 2018 for use at the special meeting of stockholders to approve the business combination. The definitive proxy statement/prospectus forms part of a Registration Statement on Form S-4 with respect to the securities being issued by the holding company, Agiliti, Inc., in the transaction. The Registration Statement on Form S-4 was declared effective by the SEC on October 10, 2018. The definitive proxy statement/prospectus has been mailed to FSAC stockholders as of the record date. Investors and security holders of FSAC and UHS are urged to read the definitive proxy statement/prospectus and other relevant documents that have been filed with the SEC carefully and in their entirety because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about FSAC, UHS and Agiliti through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in the definitive proxy statement/prospectus. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the definitive proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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CONTACTS

UHS:

James Pekarek

Executive Vice President and Chief Financial Officer
(952) 607-3054

jbpekarek@uhs.com

Kate Kaiser
Vice President, Corporate Communication and Investor Relations

619-507-9135
kmkaiser@uhs.com

FSAC:

Matt Benson/Robin Weinberg/Cameron Seligmann

Sard Verbinnen & Co.

(212) 687-8080